FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2010

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

AUTHORIZED-CAPITAL PUBLICLY-HELD CORPORATION

Corporate Taxpayer’s Registry (CNPJ/MF) number 47.508.411/0001-56

MINUTES OF THE MEETING HELD BY THE FISCAL COUNCIL

ON OCTOBER 21, 2010

1.            DATE, TIME AND PLACE: On the twenty-first day of October, at 10 a.m., at the headquarters of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, 3.142, in the city Capital of São Paulo State.

2.            MEETING BOARD: Chairman: Fernando Maida Dall Acqua; Board Secretary: Renata Catelan P. Rodrigues

3.            CALL NOTICE AND ATTENDANCE: Fernando Maida Dall’Acqua, Mario Probst and Oswaldo Orsolin. Also present the representatives of the Internal Auditing and management representatives.

4.            AGENDA: Election of the Chairman of the Fiscal Council.

5.            RESOLUTIONS: Since the resignation of Mr. Miguel Roberto Gherrize as a member and chairman of this board, to elect for the position of chairman of the Fiscal Concil Mr. Fernando Maida Dall’Acqua, a Brazilian citizen, married, university professor, bearer of the Brazilian Identity Card RG 4.146.438, SSP/SP, enrolled with the Individual Taxpayers’ Registry (CPF/MF) under number 655.722.978-87, residing and domiciled in the city Capital of São Paulo State, at Rua Carlos Queiroz Telles,  81, apt. 131. Mr. Oswaldo Orsolin, alternate of Mr. Miguel Gherrize, took place and will be in it until the end of the term. Finally, the members of the board and the management thanked the contribution of Mr. Miguel Gherrize which, without doubt, was priceless for the development of the Company.

APPROVAL AND EXECUTION OF THE MINUTES: With nothing further to come before the board, the works were adjourned for these minutes to be drafted. The works being duly reopened, these were read, approved and signed by all present. São Paulo, October 21, 2010. Signatures: Chairman: Fernando Maida Dall Acqua. Board Secretary: Renata Catelan P. Rodrigues. Attending Directors: Fernando Maida Dall Acqua, Mario Probst, and Oswaldo Orsolin.

I certify that this is a true copy of the minutes drafted on the relevant book.

Renata Catelan P. Rodrigues

Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: November 3, 2010	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.